Exhibit 99.2

LexinFintech Holdings Ltd. Reports Second Quarter 2020

Unaudited Financial Results

SHENZHEN, China, August 18, 2020 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for new generation consumers in China, today announced its unaudited financial results for the quarter ended June 30, 2020.

Second Quarter 2020 Operational Highlights:

•	Total loan originations[1] in the second quarter of 2020 reached RMB41.1 billion, an increase of 57.8% from RMB26.0 billion in the second quarter of 2019.

•	Total outstanding principal balance of loans[1] reached RMB61.9 billion as of June 30, 2020, representing an increase of 52.4% from RMB40.6 billion as of June 30, 2019.

•	Number of active users[2] who used our loan products in the second quarter of 2020 reached 6.8 million, representing an increase of 65.8% from 4.1 million in the second quarter of 2019.

•	Number of new active users who used our loan products in the second quarter of 2020 was 1.4 million, representing an increase of 12.3% from 1.3 million in the second quarter of 2019.

•	Number of orders placed on our platform in the second quarter of 2020 was 74.6 million, representing an increase of 168% from 27.8 million in the second quarter of 2019.

•	The GMV[3] of our e-commerce channel amounted to RMB1.4 billion, representing a decrease of 27.3% from RMB1.9 billion in the second quarter of 2019.

•	The weighted average tenor of loans originated on our platform in the second quarter of 2020 was approximately 11.4 months. The weighted average APR[4] was 26.5% for the second quarter of 2020.

•

Total number of registered users reached 95.3 million as of June 30, 2020, representing an increase of 90.0% from 50.2 million as of June 30, 2019; and users with credit line reached 22.7 million as of June 30, 2020, up by 68.4% from 13.5 million as of June 30, 2019.

•	90 day+ delinquency ratio[5] was 2.99% as of June 30, 2020.

[1]	Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.
[2]

Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

[3]	GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.
[4]

APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

[5]

90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

Second Quarter 2020 Financial Highlights:

•

Total operating revenue reached RMB3.0 billion. Credit-oriented services income reached RMB2.0 billion, representing an increase of 48.8% from the second quarter of 2019. Platform-based services income reached RMB419 million, representing an increase of 109% from the second quarter of 2019.

•	Gross profit reached RMB968 million, representing a decrease of 11.9% from the second quarter of 2019.

•	Net income was RMB419 million, representing a decrease of 33.3% from the second quarter of 2019.

•	Non-GAAP EBIT[6] was RMB541 million, representing a decrease of 30.3% from the second quarter of 2019.

•	Adjusted net income[6] was RMB453 million, representing a decrease of 32.5% from the second quarter of 2019. Adjusted net income per ADS[6] was RMB2.21 on a fully diluted basis.

[6]

Non-GAAP EBIT, adjusted net income/(loss), adjusted net income/(loss) per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“I am happy to announce a quarter of strong growth driven by our New Consumption Platform Strategy and a continuing recovery of China’s consumer market. Our efforts to serve customers’ broader consumption needs have begun to pay off, with our platform-based services income in the quarter more than doubled from a year earlier,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer.

“We started as a consumer finance platform, and have now become a comprehensive consumption service provider, connecting our customers with financial institutions and retail merchants both online and offline. In this ecosystem, we offer not only credit services, but also membership-based privileges to our customers; we provide financial institutions with fintech services and retail merchants with consumer finance tools and customer management services. With that, we combine consumer finance, membership services, and fintech services in one ecosystem, marking a gradual evolution of our business model,” Mr. Xiao added. “As the China Banking and Insurance Regulatory Commission officially acknowledged the loan facilitation model of fintech platforms in July and domestic consumption continues to recover, we believe that Lexin is well positioned to benefit from market consolidation and further tap the potential of Chinese consumer market,” Mr. Xiao said.

“Our major key metrics for our businesses continue to improve, and we are seeing a continued recovery from the COVID-19 pandemic,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer, “We performed strongly for the quarter and are very much on track to achieve our full year loan origination guidance. Our total loan originations for the quarter reached over RMB41.1 billion and we successfully returned to profitability with net income of RMB419 million. In addition, more funding partners have now accepted our loan-performance-based facilitation and servicing fee model, and we have made continued progress in lowering the borrowing rates required by our institutional funding partners.”

“In spite of the challenges in the industry and to the economy, our credit performance and credit quality continues to be stable and within our expectations,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer, “Our vintage charge-off rates7 is within expectations at approximately 4.5%, and our 90 day+ delinquency rate was 2.99% as of June 30, 2020. We expect to continue to perform strongly within the current credit cycle, and we expect that our credit statistics should begin to improve in the third quarter and in the future as we exit the current credit cycle.”

[7]

Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “Second Quarter 2020 Financial Results” of this press release.

Second Quarter 2020 Financial Results:

Operating revenue increased from RMB2,493 million in the second quarter of 2019 to RMB2,958 million in the second quarter of 2020. This increase in operating revenue was due to an increase in credit-oriented services income and platform-based services income for the quarter, driven by continuing increases in the number of active users on our platform, and the change of the presentation of guarantee income along with the adoption of ASC 326, partially offset by the decrease in online direct sales and services income. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales decreased by 43.6% from RMB925 million in the second quarter of 2019 to RMB522 million in the second quarter of 2020. This decrease was primarily due to the decrease in the average consumer spending per order as a result of the impact of the COVID-19 pandemic during the second quarter of 2020.

Credit-oriented services income increased by 48.8% from RMB1.3 billion in the second quarter of 2019 to RMB2.0 billion in the second quarter of 2020. The increase was primarily resulted from the increase of RMB706 million due to change of presentation of guarantee income as aforementioned, partially offset by the decrease in loan facilitation and servicing fees-credit oriented.

Loan facilitation and servicing fees-credit oriented decreased by 7.7% from RMB1,009 million in the second quarter of 2019 to RMB931 million in the second quarter of 2020. This decrease was primarily due to the Company’s business strategy shift to increase the loan originations under platform-based model.

Guarantee income for the second quarter of 2020 was RMB706 million. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Interest and financial services income and other revenues increased by 5.5% from RMB314 million in the second quarter of 2019 to RMB332 million in the second quarter of 2020, which was consistent with the increase in the origination of on-balance sheet loans in the second quarter of 2020.

Platform-based services income increased by 109% from RMB200 million in the second quarter of 2019 to RMB419 million in the second quarter of 2020. This increase was primarily contributed by an increase in the loan facilitation and servicing fees-performance based, partially offset by the decrease in loan facilitation and servicing fees-volume based.

Loan facilitation and servicing fees-performance based increased by 171% from RMB145 million in the second quarter of 2019 to RMB394 million in the second quarter of 2020. This increase was primarily due to an increase in the origination of off-balance sheet loans under the performance-based model within platform-based services.

Cost of sales decreased by 43.8% from RMB925 million in the second quarter of 2019 to RMB520 million in the second quarter of 2020, which is consistent with the decrease of online direct sales revenue.

Funding cost increased by 35.4% from RMB121 million in the second quarter of 2019 to RMB163 million in the second quarter of 2020, which was consistent with the increase of the funding debts to fund the on-balance sheet loans.

Processing and servicing cost increased by 158% from RMB138 million in the second quarter of 2019 to RMB356 million in the second quarter of 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in risk management expenses, an increase in credit assessment cost, and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables decreased by 34.0% from RMB183 million in the second quarter of 2019 to RMB121 million in the second quarter of 2020. The decrease has reflected the most recent performance in relation to the Company’s on-balance sheet loans as the Company has continued to implement prudent credit assessment and risk management policies and procedures since the beginning of this year.

Provision for credit losses of contract assets and receivables increased by 130% from RMB26.4 million in the second quarter of 2019 to RMB60.8 million in the second quarter of 2020. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in 2020.

Provision for credit losses of contingent liabilities of guarantee was RMB769 million in the second quarter of 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using current expected credit losses (“CECL”) lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit decreased by 11.9% from RMB1,099 million in the second quarter of 2019 to RMB968 million in the second quarter of 2020. The decrease in the gross profit is primarily due to the significant increase of processing and servicing cost, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee.

Sales and marketing expenses increased by 3.8% from RMB316 million in the second quarter of 2019 to RMB327 million in the second quarter of 2020. This increase was primarily due to an increase in online promotional fees and advertising costs and an increase in amortization and depreciation expenses allocated to sales and marketing expense.

Research and development expenses increased by 35.0% from RMB99.7 million in the second quarter of 2019 to RMB135 million in the second quarter of 2020. This increase was primarily due to an increase in salaries and personnel related costs and an increase in amortization and depreciation expenses allocated to research and development expenses.

General and administrative expenses increased by 21.0% from RMB94.1 million in the second quarter of 2019 to RMB114 million in the second quarter of 2020. This increase was primarily due to an increase in salaries and personnel related costs and an increase in share-based compensation expenses.

Change in fair value of financial guarantee derivatives was a gain of RMB79.2 million in the second quarter of 2020, as compared to a gain of RMB114 million in the second quarter of 2019. The gain was primarily due to the realization of gains through our performance of the guarantee.

Income tax expense for the second quarter of 2020 was RMB76.6 million, as compared to income tax expense of RMB106 million in the second quarter of 2019. The decrease was consistent with the decrease of the taxable income from the same period of 2019.

Net income for the second quarter of 2020 was RMB419 million, representing a decrease of 33.3% from RMB628 million in the second quarter of 2019.

Adjusted net income for the second quarter of 2020 was RMB453 million, representing a decrease of 32.5% from RMB671 million in the second quarter of 2019.

Please click here to view our vintage curve:

http://ml.globenewswire.com/Resource/Download/bff8d4b0-45ab-4e24-bb2f-2802fc7c8d70

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects third quarter loan originations to be over RMB48 billion and reiterates total loan origination guidance for fiscal year 2020 to be between RMB170 billion and RMB180 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on August 18, 2020 (7:00 PM Beijing/Hong Kong time on August 18, 2020).

Participants who wish to join the conference call should register online at:

http://apac.directeventreg.com/registration/event/6562599

Please note the Conference ID number of 6562599.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 25, 2020, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697
International:	61 2 8199 0299
Replay Access Code:	6562599

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for new generation consumers in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company’s services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company’s many funding partners.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income/(loss), non-GAAP EBIT, adjusted net income/(loss) per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, interest expense associated with convertible notes, and investment loss/(income) and we define non-GAAP EBIT as net income/(loss) excluding income tax expense/(benefit), share-based compensation expenses, interest (income)/expense, net, and investment loss/(income).

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes and investment loss/(income). Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest (income)/expense, net, and investment loss/(income). We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest (income)/expense, net, and investment loss/(income) have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss) and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

(In thousands)	As of
	December 31, 2019	June 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,085,234	1,164,805	164,867
Restricted cash	1,813,855	2,933,323	415,185
Restricted time deposits	1,962,293	2,305,679	326,348
Short-term financing receivables, net of allowance for credit losses of RMB318,262 and RMB680,367 as of December 31, 2019 and June 30, 2020, respectively	3,752,690	4,718,582	667,872
Loans at fair value	—	349,627	49,486
Accrued interest receivable, net of allowance for credit losses of nil and RMB1,681 as of December 31, 2019 and June 30, 2020, respectively	54,284	94,359	13,356
Prepaid expenses and other current assets	1,324,924	1,140,670	161,451
Amounts due from related parties	—	941	133
Deposits to insurance companies and guarantee companies	1,251,003	1,158,325	163,950
Short-term guarantee receivables, net of allowance for credit losses of RMB49,833 and RMB26,788 as of December 31, 2019 and June 30, 2020, respectively	1,183,278	1,070,012	151,450
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB94,894 and RMB62,644 as of December 31, 2019 and June 30, 2020, respectively	2,971,976	3,160,563	447,349
Inventories, net	106,781	55,652	7,877

Total current assets	16,506,318	18,152,538	2,569,324

Non-current assets
Restricted cash	86,537	147,915	20,936
Restricted time deposits	4,350	10,594	1,499
Long-term financing receivables, net of allowance for credit losses of RMB55,283 and RMB44,249 as of December 31, 2019 and June 30, 2020, respectively	658,798	341,378	48,319
Long-term guarantee receivables, net of allowance for credit losses of RMB750 and RMB5,698 as of December 31, 2019 and June 30, 2020, respectively	281,699	227,612	32,216
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB2,845 and RMB13,326 as of December 31, 2019 and June 30, 2020, respectively	482,875	362,578	51,320
Property, equipment and software, net	92,553	106,117	15,020
Land use rights, net	—	1,017,667	144,041
Long-term investments	511,605	510,444	72,249
Deferred tax assets	157,138	557,518	78,912
Other assets	454,421	483,073	68,375

Total non-current assets	2,729,976	3,764,896	532,887

TOTAL ASSETS	19,236,294	21,917,434	3,102,211

LIABILITIES
Current liabilities
Accounts payable	201,837	59,320	8,396
Amounts due to related parties	40,804	53,729	7,605
Short-term borrowings	1,977,691	2,442,215	345,673
Short-term funding debts	3,755,528	4,651,585	658,389
Accrued interest payable	87,003	92,071	13,032
Guarantee liabilities(1)	1,726,368	—	—
Deferred guarantee income(1)	—	1,053,553	149,121
Contingent guarantee liabilities(1)	—	2,590,402	366,648
Funds payable to individual investors	618,749	1,292,863	182,993
Accrued expenses and other current liabilities	1,394,639	2,081,547	294,624

Total current liabilities	9,802,619	14,317,285	2,026,481

Non-current liabilities
Long-term funding debts	450,595	911,118	128,960
Deferred tax liabilities	309,646	64,909	9,187
Convertible notes	2,046,051	2,079,875	294,387
Other long-term liabilities	27,844	14,205	2,011

Total non-current liabilities	2,834,136	3,070,107	434,545

TOTAL LIABILITIES	12,636,755	17,387,392	2,461,026

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	170	173	24
Class B Ordinary Shares	61	59	8
Additional paid-in capital	2,519,886	2,627,880	371,952
Statutory reserves	352,313	352,313	49,867
Accumulated other comprehensive loss	(7,288)	(6,889)	(975)
Retained earnings	3,734,397	1,556,506	220,309

TOTAL SHAREHOLDERS’ EQUITY	6,599,539	4,530,042	641,185

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,236,294	21,917,434	3,102,211

(1)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460.

After the adoption of ASC 326, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except for share and per share data)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Operating revenue:
Online direct sales	925,418	521,592	73,827	1,550,327	1,011,116	143,114
Membership services(1)	27,063	24,205	3,426	62,325	48,496	6,864
Other services(1)	17,127	24,154	3,418	36,564	37,360	5,288

Online direct sales and services income(1)	969,608	569,951	80,671	1,649,216	1,096,972	155,266

Loan facilitation and servicing fees-credit oriented(1)	1,008,831	931,295	131,816	1,632,374	1,694,263	239,807
Interest and financial services income and other revenues	314,248	331,593	46,934	623,313	577,522	81,743
Guarantee income(2)	—	706,271	99,966	—	1,383,571	195,832

Credit-oriented services income(1)	1,323,079	1,969,159	278,716	2,255,687	3,655,356	517,382

Loan facilitation and servicing fees-performance based(1)	145,054	393,595	55,710	274,899	670,983	94,971
Loan facilitation and servicing fees-volume based(1)	55,199	25,301	3,581	87,648	34,729	4,916

Platform-based services income(1)	200,253	418,896	59,291	362,547	705,712	99,887

Total operating revenue	2,492,940	2,958,006	418,678	4,267,450	5,458,040	772,535

Operating cost:
Cost of sales	(925,454)	(519,713)	(73,561)	(1,553,456)	(999,880)	(141,524)
Funding cost	(120,664)	(163,363)	(23,123)	(262,936)	(306,444)	(43,374)
Processing and servicing cost	(138,279)	(356,439)	(50,451)	(254,998)	(669,409)	(94,749)
Provision for credit losses of financing receivables	(183,203)	(120,913)	(17,114)	(335,720)	(411,162)	(58,196)
Provision for credit losses of contract assets and receivables	(26,423)	(60,786)	(8,604)	(44,664)	(150,126)	(21,249)
Provision for credit losses of contingent liabilities of guarantee(2)	—	(768,922)	(108,834)	—	(1,786,165)	(252,815)

Total operating cost	(1,394,023)	(1,990,136)	(281,687)	(2,451,774)	(4,323,186)	(611,907)

Gross profit	1,098,917	967,870	136,991	1,815,676	1,134,854	160,628

Operating expenses:
Sales and marketing expenses	(315,578)	(327,430)	(46,345)	(510,761)	(571,302)	(80,863)
Research and development expenses	(99,691)	(134,605)	(19,052)	(193,539)	(260,816)	(36,916)

General and administrative expenses	(94,082)	(113,793)	(16,106)	(181,292)	(223,319)	(31,609)

Total operating expenses	(509,351)	(575,828)	(81,503)	(885,592)	(1,055,437)	(149,388)

Change in fair value of financial guarantee derivatives, net	114,227	79,223	11,213	164,723	(359,761)	(50,921)
Gain on guarantee liabilities, net(2)	22,673	—	—	126,350	—	—
Interest income/(expense), net	1,309	(23,713)	(3,356)	(1,149)	(36,018)	(5,098)
Investment (loss)/income	(1,764)	26,880	3,805	(1,764)	10,614	1,502
Others, net	8,372	21,248	3,007	25,982	(1,946)	(275)

Income/(loss) before income tax expense	734,383	495,680	70,157	1,244,226	(307,694)	(43,552)

Income tax (expense)/benefit	(106,419)	(76,644)	(10,848)	(191,962)	48,303	6,837

Net income/(loss)	627,964	419,036	59,309	1,052,264	(259,391)	(36,715)

Net income/(loss) per ordinary share
Basic	1.77	1.15	0.16	2.98	(0.71)	(0.10)
Diluted	1.73	1.05	0.15	2.90	(0.71)	(0.10)
Net income/(loss) per ADS
Basic	3.54	2.30	0.33	5.96	(1.43)	(0.20)
Diluted	3.46	2.10	0.30	5.81	(1.43)	(0.20)
Weighted average number of ordinary shares outstanding
Basic	355,026,635	364,483,393	364,483,393	353,344,135	363,992,775	363,992,775
Diluted	363,122,834	410,340,418	410,340,418	362,394,391	363,992,775	363,992,775

(1)

Starting from the second quarter of 2020, we report revenue streams in three categories—online direct sales and services income, credit-oriented services income and platform-based services income, to provide more relevant information. We also revised the comparative period presentation to conform to current period classification.

In providing credit-oriented services, we originate on-balance sheet loans, or facilitate the loan origination of off-balance loans where we also provide guarantee services. Consequently, we take all credit risks of borrowers in respect of on-balance sheet loans, and off-balance sheet loans through the relevant guarantee arrangements. By nature, revenue earned from off-balance sheet loans where we also provide guarantee services is recorded as “Loan facilitation and servicing fees-credit oriented” and “Guarantee income,” and interest income and other fees from on-balance sheet loans is recorded as “Interest and financial services income and other revenues.”

In providing platform-based services, we do not provide guarantee services and take no credit risks of borrowers in respect of principal and interests due to the lenders for off-balance sheet loans we facilitate. We either charge the service fees for loan facilitation and servicing at predetermined rates based on the performance of the underlying off-balance sheet loans, which we refer to as performance-based model, or charge the service fees at predetermined rates of amount of loan originations upon successful matching of borrowing requests, which we refer to as volume-based model.

Revenue from “Loan facilitation and servicing fees-credit oriented,” “Loan facilitation and servicing fees-performance based” and “Loan facilitation and servicing fees-volume based” were previously reported as one combined financial statement line item as “Loan facilitation and servicing fees” before the change of presentation.

For online direct sales and services income, we report the premium membership fees for our membership packages as “Membership services,” and the commission fee earned from third-party sellers for the online marketplace services we rendered and other services revenue as “Other services” within “Online direct sales and services income.” The premium membership fees, commission fee earned from third-party sellers and other services revenue were previously reported as “Services and others” within “Online direct sales and services income” before the change of presentation.

(2)	We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as a separate financial statement line item within revenue as “Guarantee income” and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(In thousands)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss)	627,964	419,036	59,309	1,052,264	(259,391)	(36,715)
Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	10,236	(908)	(128)	697	399	56

Total comprehensive income/(loss)	638,200	418,128	59,181	1,052,961	(258,992)	(36,659)

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands, except for share and per share data)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliation of Adjusted Net Income/(Loss) to Net Income/(Loss)
Net income/(loss)	627,964	419,036	59,309	1,052,264	(259,391)	(36,715)
Add: Share-based compensation expenses	41,015	48,265	6,831	80,422	102,999	14,579
Interest expense associated with convertible notes	—	12,206	1,728	—	24,119	3,414
Investment loss/(income)	1,764	(26,880)	(3,805)	1,764	(10,614)	(1,502)

Adjusted net income/(loss)	670,743	452,627	64,063	1,134,450	(142,887)	(20,224)

Adjusted net income/(loss) per ordinary share
Basic	1.89	1.24	0.18	3.21	(0.39)	(0.06)
Diluted	1.85	1.10	0.16	3.13	(0.39)	(0.06)
Adjusted net income/(loss) per ADS
Basic	3.78	2.48	0.35	6.42	(0.79)	(0.11)
Diluted	3.69	2.21	0.31	6.26	(0.79)	(0.11)
Weighted average number of ordinary shares outstanding
Basic	355,026,635	364,483,393	364,483,393	353,344,135	363,992,775	363,992,775
Diluted	363,122,834	410,340,418	410,340,418	362,394,391	363,992,775	363,992,775

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands)	For the Three Months Ended June 30,			For the Six Months Ended June 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income/(Loss)
Net income/(loss)	627,964	419,036	59,309	1,052,264	(259,391)	(36,715)
Add: Income tax expense/(benefit)	106,419	76,644	10,848	191,962	(48,303)	(6,837)
Share-based compensation expenses	41,015	48,265	6,831	80,422	102,999	14,579
Interest (income)/expense, net	(1,309)	23,713	3,356	1,149	36,018	5,098
Investment loss/(income)	1,764	(26,880)	(3,805)	1,764	(10,614)	(1,502)

Non-GAAP EBIT	775,853	540,778	76,539	1,327,561	(179,291)	(25,377)